Exhibit 21.1
SUBSIDIARIES
Registrant: MB Bancorp, Inc.
Subsidiary	Percentage of Ownership	Jurisdiction or State of Incorporation
Madison Bank of Maryland	100%	United States
Subsidiaries of Madison Bank of Maryland	Percentage of Ownership	Jurisdiction or State of Incorporation
1920 Rock Spring Road, LLC	100%	Maryland
Mutual, LLC	100%	Maryland